Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On June 20, 2003, Smith & Nephew released the following announcement.

Extension of the Offer Periods

Public Tender Offers

by

Smith & Nephew Group plc

for all publicly held

Registered Shares of Centerpulse AG, Zurich

and

Bearer Shares of InCentive Capital AG, Zug

Extension of the offer periods

On 25 April 2003 Smith & Nephew Group plc published its parallel offers for Centerpulse AG and InCentive Capital AG with offer periods up to 24 June 2003, 4pm CET. On 19 June 2003 Zimmer Holdings Inc. published competing parallel offers for Centerpulse AG and InCentive Capital AG, each with offer periods ending on 25 August 2003, 4pm CET.

In accordance with Art. 50 Takeover Ordinance (OTB) the respective offer periods of Smith & Nephew Group plc’s tender offers for Centerpulse AG and InCentive Capital AG will also be extended to 25 August 2003, 4pm CET. The facility to trade Centerpulse shares already tendered on the second trading line will also be extended to 28 August 2003, 4pm CET.

Smith & Nephew is convinced that a combination of its own business with that of Centerpulse will offer employees, customers and shareholders of both companies a superior opportunity for enhanced long-term value. Pending Smith & Nephew’s review of the Zimmer offers, the company strongly advises Centerpulse and InCentive Capital shareholders to take no action in respect of the Zimmer offers.

Identification

	Securities no.	ISIN	Bloomberg
Registered shares Centerpulse AG
— first line (not notified for exchange)	654485	CH0006544859	CEPN SW
— second line (notified for exchange)	1588547	CH0015885475	CEPNE SW
Bearer shares InCentive AG	286089	CH0002860895	INC SW
Registered shares Smith & Nephew plc	1103058	GB0009223206	SN/ LN
Registered shares Smith & Nephew Group plc	1580453	GB0032838319	(will be applied for)

Offer Manager:

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.